EXHIBIT 99.40

NEWS RELEASE

August 19, 2011	News Release # 2011-22

Mercator Minerals Provides Update to Annual and Special General Meeting
Matters and Proposes Substituted Shareholder Rights Plan and Amends Stock
Option Plan

TRADING SYMBOL: TSX – ML

Vancouver, BC, August 19, 2011 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) announces that further to its press release dated February 9, 2011, it has adopted a substituted shareholder rights plan, the approval of which is being sought at the Company's annual and special meeting to be held in the Pacific Room at the Metropolitan Hotel Vancouver, 645 Howe Street, in Vancouver, British Columbia on Wednesday, August 31, 2011 at 10:00 a.m.  The Company will hold a live audio webcast of the Company's annual and special meeting.  To listen to the live webcast, visit http://www.gowebcasting.com/2795.

The substituted shareholder rights plan was adopted following discussions with ISS Proxy Advisory Services, an independent proxy voting advisory and corporate governance services firm, to ensure that the plan conforms to ISS' current guidelines for shareholder rights plans. The substituted shareholder rights plan includes modifications to limit or eliminate the discretion of the board of directors to waive the application of the plan without shareholder approval and to make certain amendments to or determinations under the plan, the amendment of the definition of “Permitted Bid” to allow for partial bids and technical amendments to the definitions in the plan.

The substituted shareholder rights plan will be available at www.sedar.com, or upon request from the Company.  TSX acceptance of the substituted shareholder rights plan will be deferred until such time as shareholders approve the plan at the Company's annual and special meeting.

The Company has also approved an amendment to the fixed Stock Option Plan (the “Plan”) proposed for approval by the shareholders at the Company’s Annual and Special Meeting of the shareholders to be held August 31, 2011, to address ISS comments on the Company’s Plan. The Plan ceiling, for which shareholder approval is being sought, will be set at 20,500,000 shares, a decrease from the 24,597,282 shares proposed in the Company’s Management Information Circular.  The 20,500,000 represents approximately 8.3% of the of the Company's outstanding shares as of the date of the Management Information Circular.

About Mercator Minerals Ltd.

Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper and molybdenum producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper and molybdenum production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to additional copper and moly production through the development of the El Pilar and El Creston deposits.  All three deposits are located in favorable and stable mining jurisdictions in Arizona, USA and Sonora, Mexico.

For further information please visit the Mercator website at www.mercatorminerals.com or contact;

Bruce McLeod, President and CEO at 778.330.1290 or;
Marc LeBlanc, VP Corporate Development and Corporate Secretary at 778.330.1292.

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

"D. Bruce Mcleod"
D. Bruce Mcleod, P.Eng
President and CEO